UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated March 13, 2013
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Directors C A Carolus (Chair), N J Holland † ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah # , R Dañino*, A R Hill ≠ , D L Lazaro^
R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea † , G M Wilson
† British, ≠ Canadian, # Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Company Secretary: KE Robinson

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

Investor Enquiries

Willie Jacobsz
Tel           +27 11 562 9775
Mobile      +27 82 971 9238 (SA)
Mobile      +1 857 241 7127 (USA)
email        Willie.Jacobsz@
               goldfields.co.za
Remmy Kawala
Tel           +27 11 562 9844
Mobile       +27 82 312 8692
email        Remmy.Kawala@
               goldfields.co.za
Media Enquiries

Sven Lunsche
Tel           +27 11 562 9763
Mobile       +27 83 260 9279
email        Sven.Lunsche@
               goldfields.co.za
MEDIA RELEASE
GOLD FIELDS BOARD CONFIRMS ONGOING
INDEPENDENT INVESTIGATION OF BEE TRANSACTIONS
Johannesburg, South Africa, March 13, 2013: Gold Fields Limited
(JSE, NYSE, NASDAQ, Dubai: GFI) today issued the following
statement:

Gold Fields confirms that in December 2012, the Company, through the
Social and Ethics Committee of its Board of Directors, commenced a thorough independent investigation concerning its Black Economic
Empowerment (BEE) transactions. The Company took this action following press reports raising questions about those transactions.

The Board has engaged an independent, highly regarded international law firm, Paul, Weiss, Rifkind, Wharton & Garrison, LLP (Paul Weiss),
with extensive experience in such matters, to undertake the
investigation. The Board has directed Paul Weiss to determine the facts, and to provide recommendations to the Board. Gold Fields has also asked Paul Weiss to review the Company’s relevant internal controls and to recommend any necessary improvements. Gold Fields will report further on this matter upon the conclusion of the investigation, which is being conducted with the full support of the board and senior management.

Gold Fields’ fundamental values include acting with fairness, integrity, honesty, and transparency, and obeying the rules, regulations, and laws that govern it. Gold Fields’ pursuit of this investigation reflects its commitment to strict compliance with the laws to which it is subject and to its Code of Ethics.

Gold Fields values and respects the services to the Company of its former Chair, Dr Mamphela Ramphele. During her tenure Dr Ramphele strongly supported the Board’s decision to commission an independent investigation. Statements attributed in press reports yesterday to Dr
Ramphele represent her own personal views.

Enquiries

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
email :
Sven.Lunsche@goldfields.co.za

ends

Notes to editors

About Gold Fields
Gold Fields is a significant unhedged producer of gold with attributable annualised production of 2.1 million gold equivalent ounces from six operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects at resource development and feasibility level. Gold Fields International has total managed gold-equivalent Mineral Reserves of
64 million ounces and Mineral Resources of 155 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock
Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX). In February 2013, Gold Fields
unbundled its KDC and Beatrix mines in South Africa into a separately listed company, Sibanye Gold.
Sponsor: J.P. Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 13 March 2013
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer